SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 December 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 December 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Notification of Major Interests in Shares

London, UK; Brentwood, TN, US; 20 December 2007 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, announces that the following notification of interest in the ordinary share capital of the Company was received on 19 December 2007 from Legal & General Investment Management Ltd.

1. Reason for the notification (please tick the appropriate box or boxes) N/A (see additional information)
An acquisition of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):___________________________________________
2. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
3. Full name of shareholder(s) (if different from 2.):	Legal & General Assurance (Pensions Management) Limited (PMC)
4. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 December 2007
5. Date on which issuer notified:	19 December 2007
6. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ord 0.02	10,762,183	10,762,183	13,681,982	13,681,982		4.02%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
13,681,982	4.02%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

L egal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

     Legal & General Group Plc (Direct) (L&G) (13,681,982 – 4.02% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings)          Legal & General Insurance Holdings Limited

Limited (Direct) (LGIMHD) (12,181,468 – 3.58% = PMC)     (Direct) (LGIH)

Legal & General Assurance (Pensions Management)          Legal & General Assurance Society Limited

Limited (PMC) (12,181,468 – 3.58% = PMC)               (LGAS & LGPL)

                                    Legal & General Pensions Limited (Direct)

                                   (LGPL)

Proxy Voting:
9. Name of the proxy holder:	N/A
10. Number of voting rights proxy holder will cease to hold:	N/A
11. Date on which proxy holder will cease to hold voting rights:	N/A

12. Additional information:

Notification using the total voting rights figure of

339,950,033

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to Legal & General in the form of an in-specie transfer.

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

END